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                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 25049

                                 SCHEDULE 13D

                  Under the Securities Exchange Act of 1934
                              (Amendment No. 3)*

                              SEQUA CORPORATION
                               (Name of Issuer)

                      Class B Common Stock, no par value
                        (Title of Class of Securities)

                                  81732 020
                                (CUSIP Number)

                            Mr. Stuart Z. Krinsly
                            c/o Sequa Corporation
                      200 Park Avenue, New York, NY 10166
(Name, Address and Telephone Number of Person Authorized to Receive Notices
                             and Communications)

                                 May 6, 1997
           (Date of Event which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is fil-ing this schedule because of Rule 13d-1(b)(3) or (4), check the following box /_/.

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter dis-closures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                           Exhibit Index on page 6.


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                                  SCHEDULE 13D

CUSIP No. 81732 020

1)        NAME OF REPORTING PERSONS
          I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

          Stuart Z. Krinsly

2)        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*           (a) |_|
                                                                      (b) |X|

3)        SEC USE ONLY


4)        SOURCE OF FUNDS (SEE INSTRUCTIONS)

          OO

5) CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)


6)        CITIZENSHIP OR PLACE OF ORGANIZATION

          U.S.


                            (7)        SOLE VOTING POWER
        NUMBER OF                      64,030
          SHARES
       BENEFICIALLY         (8)        SHARED VOTING POWER
         OWNED BY                      250,616
           EACH
        REPORTING           (9)        SOLE DISPOSITIVE POWER
       PERSON WITH                     64,030

                            (10)       SHARED DISPOSITIVE POWER
                                       250,616

11)       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

          314,646

12) CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)


13)       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

          9.45%

14)       TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

          IN



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                                      3

         Stuart Z. Krinsly hereby amends and supplements the Schedule 13D originally filed with the Securities and Exchange Commission (the "SEC") on April 8, 1996, as amended by Amendment No. 1 filed with the SEC on September 12, 1996 and as further amended by Amendment No. 2 filed with the SEC on February 14, 1997 (the "Schedule") as follows.

         This Schedule relates to the Class B Common Stock, no par value per share (the "Shares") of Sequa Corporation, a Delaware corporation.

         Item 3.  Source and Amount of Funds or Other Consideration.

         Item 3 of the Schedule is hereby amended by inserting the following text as the last paragraph thereof:

         On May 6, 1997, Mr. Krinsly was named as one of two trustees (along with Mrs. Rosenkranz as described in Item 5, below) of a trust (the "May Trust") owning 111,242 Shares, and as such he obtained shared voting power and investment power over said Shares. The Shares held in the May Trust were granted by Mr. Norman E. Alexander. Mr. Alexander is a beneficiary of the May Trust.

         Item 4.  Purpose of Transaction.

         Item 4 of the Schedule is hereby amended by inserting the following text as the last sentence thereof:

         The Shares owned by the May Trust are held for investment purposes.

         Item 5.  Interest in Securities of the Issuer.

         Item 5(a) of the Schedule is hereby amended by deleting the existing text and inserting the following text in its stead:

         Mr. Krinsly beneficially owns (as defined by Rule 13d-3 under the Securities Exchange Act of 1934, as amended) 314,646 Shares, or 9.45% of the Shares outstanding as of January 22, 1998.

         Item 5(b) of the Schedule is hereby amended by deleting the first two full sentences thereof and inserting the following language in their stead:

         Mr. Krinsly has sole voting and dispositive power over 64,030 Shares that he owns directly, and shared voting and dispositive power over an aggregate of 250,616 Shares held by the May Trust, the September Trust and the March Trust (defined below). Mr. Krinsly shares voting and dispositive power with respect to the Shares held by the May

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                                      4

         Trust, the September Trust and the March Trust with Mrs. Gertrude Rosenkranz, a co-trustee of each such Trust.


         Item 5(c) of the Schedule is hereby amended and supplemented by inserting the following text as the third full paragraph thereof:

         Mr. Krinsly became a beneficial owner for purposes of Rule 13d-3 of 111,242 Shares on May 6, 1997 when he was named as one of two trustees (along with Mrs. Rosenkranz) of a trust under an Indenture dated as of May 6, 1997.

         Item 5(d) of the Schedule is hereby amended and supplemented by inserting the following text as the last full paragraph thereof:

         The beneficiaries of the May Trust are entitled to receive dividends or proceeds from the sale of Shares by the May Trust. Mr. Norman E. Alexander, who owns more than 5% of the Shares, is a beneficiary of the May Trust.

         Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

         Item 6 of the Schedule is hereby amended by inserting the following text as the last paragraph thereof:

         Mr. Alexander formed the May Trust and contributed 111,242 Shares of the Company thereto. Mr. Krinsly was named as one of two trustees (along with Mrs. Rosenkranz) of the May Trust, and as such he has shared voting power and investment power over said Shares. Mr. Alexander, Mr. Alexander's wife, and Mr. Alexander's estate and/or certain of his issue are beneficiaries of the May Trust.

         Item 7.  Material to be Filed as Exhibits.

         Exhibit 1 Trust Indenture dated as of March 29, 1996 (previously filed).

         Exhibit 2 Trust Indenture dated as of September 5, 1996 (previously filed).

         Exhibit 3   Trust Indenture dated as of May 6, 1997.

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                                      5

                                    SIGNATURE


         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.





                                                       /s/ Stuart Z. Krinsly
                                                  ------------------------------
                                                         Stuart Z. Krinsly



Date:    February 4, 1998


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                                      6

                                  EXHIBIT INDEX


Exhibit                                                               Page
-------                                                               ----

Exhibit 1    Trust Indenture dated as of March 29, 1996                 *


Exhibit 2    Trust Indenture dated as of September 5, 1996              *


Exhibit 3    Trust Indenture dated as of May 6, 1997                    7


---------------------
 *  Previously Filed.